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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MI DEVELOPMENTS INC.

(Name of Issuer)

Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)

55304X104

(CUSIP Number)

Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

October 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X104			13D/A	Page 2 of 6

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,377,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,377,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,377,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 55304X104			13D/A	Page 3 of 6

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,322,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,322,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,322,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 55304X104			13D/A	Page 4 of 6

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,730,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,730,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,730,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person (See Instructions): IN

AMENDMENT NO. 6 TO SCHEDULE 13D
     This Amendment No. 6 to Schedule 13D (the “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc. Greenlight and Mr. Einhorn are referred to herein as the “Reporting Persons.” This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 11, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 18, 2005, Amendment No. 3 filed on April 8, 2005, Amendment No. 4 filed on April 15, 2005 and Amendment No. 5 filed on August 2, 2005 (as amended, the “Original 13D”).
     This Amendment relates to Class A Subordinated Voting Shares, no par value (the “Class A Shares”), of MI Developments Inc., a Canadian company (the “Issuer”), owned by Greenlight LLC for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner and (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner, and the Class A Shares purchased by Greenlight Inc. for the account of Greenlight Capital Offshore, Ltd., for which Greenlight Inc. is investment advisor. This Amendment also relates to the Class A Shares purchased by affiliates of Greenlight for the accounts of (i) Greenlight Masters, LP, (ii) Greenlight Masters Qualified, LP, and (iii) Greenlight Masters Offshore, Ltd. (collectively, “Affiliates”).
Item 4. Purpose of the Transaction
     Item 4 of the Original 13D is hereby amended by adding the following:
     On October 18, 2005, Greenlight filed a Reply Affidavit of David Einhorn (the “Response”) with the Ontario Superior Court of Justice (the “Court”) answering the claims made in the Affidavits of John Simonetti, Douglas Young, Frank Stronach and Brian Tobin (collectively, the “Responding Affidavits”), each dated as of September 30, 2005. In the Response, Mr. Einhorn discusses how the Responding Affidavits (a) make previously undisclosed claims about the requirements of a “Magna culture” to the success of MID; (b) reveal that MID’s financing transactions of MEC were driven by MEC’s unanticipated financial deterioration; (c) demonstrate that MID management and the Special Committee failed to disclose material facts concerning the withdrawal of the MEC privatization; (d) confirm the disproportionate influence of Mr. Stronach over the business and affairs of MID and MEC; and (e) confirm that the work done by the financial advisors of MID and the Special Committee validated Greenlight’s own work, and that the financial advisors did not evaluate whether MID’s business plan would create greater shareholder value than the Greenlight Proposals over any time horizon. The Response is filed herewith as Exhibit 10 and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:

Exhibit 10	Reply Affidavit of David Einhorn filed with the Court on October 18, 2005.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 18, 2005

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ David Einhorn
David Einhorn, Senior Managing Member

GREENLIGHT CAPITAL, INC.
By:	/s/ David Einhorn
David Einhorn, President

/s/ David Einhorn

David Einhorn